SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to the Market

São Paulo, January 10, 2025 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) (“Company” or “GOL”), one of the main airlines in Brazil, in response to the Official Letter No. 9/2025/CVM/SEP/GEA-2, sent by the Brazilian Securities and Exchange Commission ("CVM") on January 9, 2025, as per Exhibit I, which requested the Company clarification on the news published on the website of the newspaper “Valor Econômico” on January 9, 2025, entitled “Azul and Abra are close to signing a memorandum to negotiate Gol” (“News”), hereby communicates to its shareholders and the market the following:

(i)	as previously informed in the notices to the market disclosed by the Company on May 28, July 9, and October 15, 2024, the Abra Group informed the Company that it is in discussions with Azul to explore potential opportunities related to the Company;
(ii)	any agreement between Azul and the Abra Group would not be binding on the Company; and
(iii)	in accordance with the notices to the market disclosed on March 7, 2024, May 28, 2024, July 9, 2024 and October 15, 2024, and the material fact disclosed on May 27, 2024, the Company and its advisors are conducting a competitive process to evaluate exit financing proposals from the Chapter 11 procedure, as well as any viable and competitive alternative transactions, including opportunities presented by potential sources of equity and debt capital.

The Company also clarifies that, after making the inquiries set forth in article 4, sole paragraph, of CVM Resolution No. 44/2021, it has no knowledge of any material fact or act related to the topics addressed in the News that has not already been disclosed to the market prior to this notice to the market.

About GOL Linhas Aereas Inteligentes S.A.
GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations
ri@voegol.com.br
www.voegol.com.br/ri

Exhibit I | Official Letter No. 9/2025/CVM/SEP/GEA-2

(This exhibit begins on the following page.)

(The remainder of this page has been intentionally left blank.)

Official Letter No. 9/2025/CVM/SEP/GEA-2

Rio de Janeiro, January 9, 2025.

To
Eduardo Guardiano Leme Gotilla
Investor Relations Officer of
GOL LINHAS AEREAS INTELIGENTES S.A.
Phone: (11) 2128-4700
E-mail: ri@voegol.com.br

C/C: Superintendence of Listing and Supervision of Issuers of B3 S.A. – Brasil, Bolsa, Balcão
E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification – News published in the media

Dear Officer,

1	We refer to the news published on the page of the Valor Econômico newspaper on the world wide web on 01/09/2025, titled "Azul and Abra are close to sign a memorandum to negotiate Gol", with the following content:

Azul and Abra are close to signing a memorandum to negotiate Gol

The main hypothesis under discussion is the formation of a company without a defined controller, with the two brands being maintained, as occurred in other recent mergers in the airline industry

By Cristian Favaro — From São Paulo
01/09/2025 05:00 AM

Abra, Gol's controlling shareholder, and Azul are close to signing a memorandum of understanding to negotiate a possible merger of the two companies. Valor found that the document, which should be signed in the coming weeks, has conditions for the deal to go through. The memorandum, according to sources, will bring the type of governance that the two parties seek, in addition to the capital structure of the future combined company. Behind the scenes, the model that has circulated the most is the creation of a "corporation" (without a defined controller). The two brands would continue to be used, as in the merger between Avianca and Gol. Another possibility would be a joint venture between the airlines. Sought, Azul, Gol and Abra did not comment.

2	Regarding the content of the news, we request your statement on the veracity of the information provided in the news, and, if so, we request additional clarifications on the matter, as well as inform the reasons why you understood that the matter was not a Material Fact, pursuant to CVM Resolution No. 44/21.
3	Such statement must include a copy of this Official Letter and be sent through the Empresas.NET System, category "Notice to the Market", type "Clarifications on CVM/B3 questions". Compliance with this request for manifestation by means of a Notice to the Market does not exempt the eventual determination of liability for the non-timely disclosure of a Material Fact, pursuant to CVM Resolution No. 44/21.

4	We emphasize that, pursuant to article 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any material act or fact that occurred or related to its business, as well as to ensure their wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.
5	We also remind you of the obligation set forth in the sole paragraph of article 4 of CVM Resolution No. 44/21, to inquire the Company's managers and controlling shareholders, as well as all other persons with access to material acts or facts, in order to ascertain whether they are aware of information that must be disclosed to the market.
6	Pursuant to the sole paragraph of article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or managers of the publicly-held company, directly or through the Investor Relations Officer, to immediately disclose the material act or fact pending disclosure, in the event that the information escapes control or if there is an atypical fluctuation in the quotation, price or quantity traded of the securities issued by the publicly-held company or referenced thereto. Therefore, in the event of a leak of material information (its disclosure through a press vehicle, for example), the Material Fact must be disclosed, regardless of whether or not the information originates from statements by representatives of the Company.
7	As directed by Circular/Annual Letter-2024-CVM/SEP, "the CVM has been understanding that, in the event of a leak of information or if the company's issued papers fluctuate atypically, the material fact must be immediately disclosed, even if the information refers to operations under negotiation (not concluded), initial negotiations, feasibility studies or even the mere intention to carry out the business (see judgment of CVM Case No. RJ2006/5928 and CVM PAS No. 24/05)" (emphasis added).
8	We also highlight that article 8 of CVM Resolution No. 44/21 provides that it is incumbent upon controlling shareholders, officers, members of the board of directors, the fiscal council and any bodies with technical or advisory functions, created by statutory provision, and employees of the company, to maintain the confidentiality of information related to material act or fact to which they have privileged access due to the position or position they hold, until its disclosure to the market, as well as ensuring that subordinates and third parties of its trust also do so, jointly and severally liable with them in the event of non-compliance.
9	By order of the Superintendence of Corporate Relations (Superintendência de Relações com Empresas), we warn that it will be up to this administrative authority, in the use of its legal attributions and, based on item II, of article 9, of Law No. 6,385/76, and article 7, combined with article 8, of CVM Resolution No. 47/21, determine the application of a punitive fine, without prejudice to other administrative sanctions, in the amount of R$ 1,000.00 (one thousand reais), for non-compliance with the requirements formulated, until January 10, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer